UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________
FORM 11-K

___________________________________________________________
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383

___________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Rockwell Automation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Rockwell Automation Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of Rockwell Automation Retirement Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2021.

June 17, 2024

Milwaukee, WI

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS
Investments
Investment in Master Trust, at fair value (Note 3)	$3,248,697,904	$2,730,896,824
Investment in Master Trust, at contract value (Note 3)	323,285,659	383,430,947
Total investment in Master Trust	3,571,983,563	3,114,327,771
Receivables
Notes receivable from participants	16,336,467	15,401,301
Employer contributions	34,038,790	21,964,726
Total receivables	50,375,257	37,366,027
Total assets	3,622,358,820	3,151,693,798
NET ASSETS AVAILABLE FOR BENEFITS	$3,622,358,820	$3,151,693,798
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$3,151,693,798	$3,970,068,515
ADDITIONS:
Income (loss)
Interest in income (loss) of Master Trust	549,061,746	(649,412,484)
Interest on notes receivable from participants	944,373	722,095
Total income (loss)	550,006,119	(648,690,389)
Contributions
Employer	66,656,612	45,161,519
Participant	161,194,387	117,776,717
Total contributions	227,850,999	162,938,236
Total additions	777,857,118	(485,752,153)
DEDUCTIONS:
Payments to participants or beneficiaries	359,265,550	360,671,830
Administrative expenses	2,032,369	2,224,941
Total deductions	361,297,919	362,896,771
NET INCREASE (DECREASE) BEFORE TRANSFERS	416,559,199	(848,648,924)
TRANSFERS IN BETWEEN AFFILIATED PLANS	54,122,981	30,274,207
TRANSFERS OUT BETWEEN AFFILIATED PLANS	(17,158)	—
NET INCREASE (DECREASE)	470,665,022	(818,374,717)
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,622,358,820	$3,151,693,798
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
1.    DESCRIPTION OF THE PLAN
The following brief description of the Rockwell Automation Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.
a.General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (Rockwell Automation). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation, administration, and oversight of the Plan. Fidelity Management Trust Company (the Trustee) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the Master Trust). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Participants in the Plan may invest in a suite of lifecycle commingled pools, core investment options, and a brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2023 and 2022, and is specific to the Master Trust.
In 2023, the Plex 401(k) Profit Sharing Plan was merged into the Plan and cease to exist. Effective January 1, 2023 $54,122,981 of assets were transferred from the Plex 401(k) Profit Sharing Plan to the Rockwell Automation Retirement Savings Plan.
In 2022, the Kalypso 401(k) Profit Sharing Plan and Avata, Inc. 401(k) Plan were merged into the Plan and cease to exist. Effective January 1, 2022, $28,081,728 of assets were transferred from the Kalypso 401(k) Profit Sharing Plan to the Rockwell Automation Retirement Savings Plan. Effective June 13, 2022, $2,192,479 of assets were transferred from the Avata, Inc. 401(k) Plan to the Rockwell Automation Retirement Savings Plan.
b.Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. Participants have an option to contribute to a traditional pre-tax option, traditional after-tax option, Roth 401(k) after-tax option, or a combination of the three.
Newly hired employees are automatically enrolled at a 3% pre-tax contribution rate after 30 days of employment.
Rockwell Automation contributes an amount equal to 50% of the first 7% of base compensation contributed by the participants. All matching contributions are directed by the participant's investment elections.
Employees hired or rehired after June 30, 2010 or who take an In-Service Distribution from the Rockwell Automation Pension Plan, are eligible for a non-elective contribution to the Plan. The non-elective contribution is based on age and years of service as of December 31 each year and ranges from 3% to 7% of eligible compensation. The contribution is paid by Rockwell Automation annually, at the end of the first quarter of the following calendar year.

The contribution schedule for the non-elective contribution is as follows:

Age + Years of Service	Employer Contribution in % of Compensation
< 40	3%
40 to 59	4%
60 to 79	5%
80 +	7%
c.Investment Elections - Participants may contribute to any or all of the funds that are available for investments in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the lifecycle commingled pools, based on the participant’s projected retirement date. Participants can elect to use the investment services of an independent investment advisor (Edelman Financial Engines, Inc.). Edelman Financial Engines, Inc. offers two services - online advice for no direct fee and professional management for a fee. The professional management option allows Edelman Financial Engines, Inc. to direct the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan. Participants can opt out of the Edelman Financial Engines, Inc. programs or change their investment options at any time through the Trustee.
d.Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or losses from investments, as the case may be, with the number of units properly attributable to each participant.
e.Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions, non-elective contributions, and earnings on those company contributions are 100% vested after the participant has completed three years of vesting service, attains the age of 65, or dies while an employee of Rockwell Automation, as defined in the Plan document.
f.Notes Receivable from Participants - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% as of the last day of the month before the loan is requested. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48, or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time (certain historical loans may have terms in excess of 120 months). Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.
g.Forfeitures - When terminations of employment occur, the nonvested portion of the participant’s account in the Plan represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2023 and 2022, forfeited nonvested accounts totaled $2,040,986 and $2,003,261 respectively. During the years ended December 31, 2023 and 2022, Rockwell Automation’s contributions were reduced by $1,299,998 and $6,966,471, respectively, from forfeited nonvested accounts.

h.Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.
i.Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated and may withdraw after-tax contributions at any time. Participant vested amounts are payable upon retirement, death, or other termination of employment.
j.Expenses - A majority of the Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from the Plan assets with the remainder being paid by Rockwell Automation. Expenses that are paid by Rockwell Automation are excluded from these financial statements.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.Valuation of Investments - Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). If available, quoted market prices are used to value investments. Quoted market prices are based on the last reported sales price on the last business day of the year. Securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at bid quotations. In instances where quoted market prices are not available, securities are stated at fair value as determined by independent investment brokerage firms and insurance companies.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date.
b.Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.
c.Fair Value Measurements - Accounting Standards Codification (ASC) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
d.Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.
e.Payment of Benefits - Benefits are recorded when paid.
f.Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
g.Subsequent Events - Management has evaluated the impact of all subsequent events through June 17, 2024, the date the Plan’s financial statements were available to be issued, and determined that there are no subsequent events that would require recognition or disclosure in the accompanying financial statements.
3.    MASTER TRUST
The Plan’s investments are held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans. The plans that participate in the Master Trust as of December 31, 2023, are the Rockwell Automation Retirement Savings Plan, the Rockwell Automation 1165(e) Plan, and the Sensia 401(k) Savings Plan (collectively, the Plans).
The Master Trust investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). If available, quoted market prices are used to value investments. In instances where quoted market prices are not available, investments are stated at fair value as determined by independent investment brokerage firms and insurance companies.
The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust are summarized as follows:

	December 31,
	2023		2022
	Master Trust	Plan's interest in Master Trust	Master Trust	Plan's interest in Master Trust
Investments
Brokerage accounts
Cash	$32,680,009	$32,592,487	$18,863,639	$18,761,471
Common stocks	47,064,517	46,694,779	36,614,137	36,330,488
Mutual funds	47,556,880	46,962,948	39,181,907	38,703,143
Other brokerage	34,919,571	34,497,311	25,444,301	25,232,706
Mutual funds	201,241,872	195,052,682	185,264,866	179,997,957
Investments measured at NAV
Separate account funds	902,618,177	892,376,819	800,795,718	791,534,212
Lifecycle commingled pools	1,124,231,815	1,082,147,340	931,880,756	892,667,730
Common collective trusts	934,104,056	918,410,368	759,294,448	747,741,744
Investments, at fair value	3,324,416,897	3,248,734,734	2,797,339,772	2,730,969,451
Stable value fund, at contract value	325,245,660	323,285,659	385,730,131	383,430,947
Total investments	3,649,662,557	3,572,020,393	3,183,069,903	3,114,400,398
Accrued fees	(36,830)	(36,830)	(72,627)	(72,627)
Net assets	$3,649,625,727	$3,571,983,563	$3,182,997,276	$3,114,327,771
The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies during the years ended December 31, 2023 and 2022.
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds - Valued at the closing price reported on the active market on which the individual funds are traded.
Other brokerage accounts - Consist primarily of equity and fixed income investments valued at the most recent closing price reported on the market on which the individual securities are traded.
Separate account funds: Rockwell Automation Stock Fund - Valued at the net asset value (NAV) of shares held at year end based on the fair value of the underlying investments, primarily Rockwell Automation common stock and short-term investments. The fund seeks to increase value of the participant investments over the long-term by investing in Rockwell Automation common stock. Short-term investments provide needed liquidity to the fund.
Separate account funds: Other - Valued at the NAV of shares held at year end based on the fair value of the underlying investments. The objective of these funds is to provide long-term capital growth and current income (Diversified Fund), to outperform the benchmark Russell 2500 Index over the long-term (Small & Mid Cap Equity Fund), or to increase value of the participant investments over the long-term by investing in Schlumberger N.V. common stock.
Lifecycle commingled pools - Valued at the NAV as determined by the custodian of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of units outstanding. The investment objective of these funds is to match performance of the appropriate custom target date fund index.

Common collective trusts - Valued at the NAV, as reported by the fund manager, based on the fair value of the underlying investments. The investment objective of the S&P 500 Index Fund is to match the performance, adjusted for investment fees, of the S&P 500 Index. The investment objective of the Fidelity International Discovery Fund is a diversified international equity strategy that invests primarily in non-US stocks. The investment objective of the Spartan Total International Index Pool is to match the performance, adjusted for investment fees, of the MSCI All Country World Index.
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Brokerage accounts
Cash	$32,680,009	$—	$—	$32,680,009
Common stocks	47,064,517	—	—	47,064,517
Mutual funds	47,556,880	—	—	47,556,880
Other	34,919,571	—	—	34,919,571
Mutual funds	201,241,872	—	—	201,241,872
Total assets in the fair value hierarchy	$363,462,849	$—	$—	363,462,849
Investments measured at NAV (a)				2,960,954,048
Investments at fair value				$3,324,416,897

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Brokerage accounts
Cash	$18,863,639	$—	$—	$18,863,639
Common stocks	36,614,137	—	—	36,614,137
Mutual funds	39,181,907	—	—	39,181,907
Other	25,444,301	—	—	25,444,301
Mutual funds	185,264,866	—	—	185,264,866
Total assets in the fair value hierarchy	$305,368,850	$—	$—	305,368,850
Investments measured at NAV (a)				2,491,970,922
Investments at fair value				$2,797,339,772
(a) In accordance with ASC Subtopic 820-10, certain investments that were measured at the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the financial statements.

The following tables summarize the Master Trust's investments for which fair value is measured using the NAV per share practical expedient. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2023
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Separate account funds	$902,618,177	N/A	Daily	0-30 days
Lifecycle commingled pools	1,124,231,815	N/A	Daily	15 days
Common collective trusts	934,104,056	N/A	Daily	0 - 90 days
Total investments measured at NAV	$2,960,954,048

	December 31, 2022
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Separate account funds	$800,795,718	N/A	Daily	0-30 days
Lifecycle commingled pools	931,880,756	N/A	Daily	15 days
Common collective trusts	759,294,448	N/A	Daily	0-90 days
Total investments measured at NAV	$2,491,970,922
The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in money market investments and synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Master Trust. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of synthetic investment contracts held by the Master Trust was $325,245,660 and $385,730,131 as of December 31, 2023 and 2022, respectively. The Master Trust does not invest in traditional investment contracts.
The synthetic investment contracts held by the Master Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Master Trust through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Master Trust’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events limit the ability of the participating plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plans' documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plans; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The management of the Master Trust does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (i) an uncured violation of the Plans' investment guidelines; (ii) a breach of material obligation under the contract; (iii) a material misrepresentation; or (iv) a material amendment to the agreements without the consent of the issuer.

The net investment income (loss) of the Master Trust is summarized as follows:

	Year Ended December 31,
	2023	2022
Interest	$14,200,450	$11,152,068
Dividends	8,330,316	8,663,320
Net appreciation (depreciation) in fair value of investments	538,595,659	(682,900,567)
Investment income (loss) of the Master Trust	561,126,425	(663,085,179)
Less: (Income) loss allocated to Rockwell Automation 1165(e) Plan and Sensia 401(k) Savings Plan	(12,064,679)	13,672,695
Plan's income (loss) in the Master Trust	$549,061,746	$(649,412,484)
While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, the investment income (loss) recognized by each plan will differ based on their level of participation in each investment.
4.    TAX STATUS
The Internal Revenue Service (the IRS) has determined and informed Rockwell Automation by letter dated April 25, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5.    RELATED-PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds, lifecycle funds, common collective trusts, separate account funds, and a money market fund managed by the Trustee. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2023 and 2022, the Master Trust held 1,054,383 and 1,197,497 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $47,323,720 and $52,021,652, respectively, and a fair value of $327,364,834 and $308,439,302, respectively. During the years ended December 31, 2023 and 2022, purchases of shares by the Master Trust totaled $1,839,908 and $2,802,723, respectively, and sales by the Master Trust totaled $45,150,652 and $24,173,960, respectively.
During 2023 and 2022, dividends on Rockwell Automation common stock, held in the Master Trust, paid and/or credited to eligible Plan participants’ accounts totaled $5,351,866 and $5,631,122, respectively.
The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions. As of December 31, 2023 and 2022, notes receivable from participants totaled $16,336,467 and $15,401,301, respectively.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2023
EIN 25-1797617
PLAN NUMBER 008

Column A	Column B	Column C	Column D	Column E
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Current Value
*	Participant loans	Notes receivable from participants; rates ranging between 3.25% and 9.50%, due 2024 to 2039	—	$16,336,467

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

By	/s/ Maureen Kennedy-Harlan
Maureen Kennedy-Harlan
Plan Administrator
Date: June 17, 2024

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement (No. 333-184400 and 333-149581) on Form S-8 of Rockwell Automation, Inc. of our report dated June 17, 2024, with respect to the statements of net assets available for benefits of Rockwell Automation Retirement Savings Plan as of December 31, 2023, and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2023, which report appears in the December 31, 2023, Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan.
/s/ Wipfli LLP
Milwaukee, Wisconsin
June 17, 2024